SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☑           Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                 No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG & Co. KGaA

Page

Interim Report of Management’s Discussion and Analysis for the three and six months ended June 30, 2009 and 2008
Financial Condition and Results of Operations	1
Balance Sheet Structure	15
Outlook	15
Financial Statements
Consolidated Statements of Income	17
Consolidated Statements of Comprehensive Income	18
Consolidated Balance Sheets	19
Consolidated Statements of Cash Flows	20
Consolidated Statement of Shareholders’ Equity	21
Notes to Consolidated Financial Statements	22
Quantitative and Qualitative Disclosures About Market Risk	41
Controls and Procedures	42
OTHER INFORMATION
Legal Proceedings	43
Submission of Matters to a Vote of Security Holders	43
Exhibits	44
Signatures	45
EX-10.1
EX-10.2
EX-10.3
EX-31.1
EX-31.2
EX-32.1
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

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Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” or the “Company”) and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2008. In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services, including the mandated change beginning in 2011 to an expanded “bundled” reimbursement system for dialysis services;

•	reductions in erythropoietin, or EPO, utilization or EPO reimbursement;

•	dependence on government reimbursements for dialysis services;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and health care reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	changes in the cost of pharmaceuticals and utilization patterns;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•	changes in raw material and energy costs; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects – Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2008.

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $65 billion worldwide market with expected annual world-wide patient growth of around 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to stabilize or reduce health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

A majority of our US dialysis services are paid for by the Medicare program. Medicare payments for dialysis services are based on a composite rate which includes a drug add-on adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the new average sales price reimbursement system established by the MMA. For calendar year 2009, the Centers for Medicare and Medicaid Services (“CMS”) maintained the drug add-on adjustment to the composite rate at the 2008 rate of $0.69 which resulted in a reduction in the drug add-on adjustment from 15.5 percent to 15.2 percent of the total per-treatment prospective payment. The composite rate, unlike many other payment rates in Medicare is not automatically updated each year. As a result, this portion of the payment rate has not received an annual update in the absence of a statutory change. In the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”), Congress provided for a 1.0 percent increase in the composite rate in each of 2009 and 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. Thus, in 2009, all facilities are paid at the 2008 independent facility rate increased by 1.0 percent. CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based statistical areas (“CBSAs”) used in 2008. For 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities will henceforth be paid according to the CBSA rate. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview – Regulatory and Legal Matters – Reimbursement” in our Annual Report on Form 20-F for the year ended December 31, 2008.

Certain other items and services that we furnish at our dialysis centers are not currently included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported to CMS by the manufacturers. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate. Although these reimbursement methodologies limit the allowable charge per treatment, they provide us with predictable per treatment revenues.

With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. The new law requires CMS to implement by January 1, 2011 a bundled ESRD payment system under which CMS will reimburse dialysis facilities with a single payment for (i) all items and services included in the composite rate, (ii) all ESAs and other pharmaceuticals (other drugs and biologicals, other than vaccines) furnished to the patients that were previously reimbursed separately, (iii) diagnostic laboratory tests and (iv) other services furnished to individuals for the treatment of ESRD. The initial bundled reimbursement rate will be set based on 98 percent of estimated 2011 Medicare program costs of dialysis care as calculated under the current reimbursement system using the lowest per patient utilization data from 2007, 2008 or 2009. The bundled payment will be subject to case mix adjustments that may take into account individual patient characteristics (e.g., age, weight, body mass) and co-morbidities. Payments will also be adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

incurred by low volume facilities relative to other facilities and (iii) such other adjustments as the Secretary of Health and Human Services (“HHS”) deems appropriate. Beginning in 2012, the bundled payment amount will be subject to annual increases based on increases in the costs of a mix of dialysis items and services to be determined by HHS minus 1%. MIPPA will establish pay-for-performance quality standards that will take effect in 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by 2%. Facility quality standards are expected to be developed in the areas of anemia management, patient satisfaction, iron management, bone mineral metabolism and vascular access. Facility performance scores will be made available to the public. The bundled system will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers may elect at any time prior to 2011 to become fully subject to the new system. MIPPA extends the authority of specialized Medicare Advantage (“MA”) plans to target enrollment to certain populations through December 31, 2010 and revises definitions, care management requirements and quality reporting standards for all specialized plans. CMS is developing and drafting the regulations necessary to implement this new system; details of the system will not be known until CMS issues final regulations sometime in 2010. MIPPA maintains a moratorium on the new specialized MA plans through December 31, 2010. The expanded ESRD bundled payment system will materially affect how the Company is paid for Epogen® and other items and services. The Company cannot estimate the overall effect of the new system on its business until adoption of the final CMS regulations.

We have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include the same services provided and same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments. The general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs”, which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the		For the
	three months		six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008
	(in millions)		(in millions)

Total revenue
North America	$1,877	$1,715	$3,651	$3,382
International	909	970	1,712	1,834

Totals	2,786	2,685	5,363	5,216

Inter-segment revenue
North America	1	–	1	–
International	21	20	39	39

Totals	22	20	40	39

Total net revenue
North America	1,876	1,715	3,650	3,382
International	888	950	1,673	1,795

Totals	2,764	2,665	5,323	5,177

Amortization and depreciation
North America	65	58	129	113
International	43	43	83	83
Corporate	2	2	4	3

Totals	110	103	216	199

Operating income
North America	297	290	569	563
International	154	166	300	310
Corporate	(33)	(27)	(56)	(55)

Totals	418	429	813	818

Interest income	7	7	12	13
Interest expense	(83)	(89)	(161)	(178)
Income tax expense	(103)	(126)	(214)	(237)

Net Income	239	221	450	416
Less: Net Income attributable to noncontrolling interest	18	10	31	19

Net Income attributable to FMC-AG & Co. KGaA	$221	$211	$419	$397

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

Three months ended June 30, 2009 compared to three months ended June 30, 2008

Consolidated Financials

Key Indicators for Consolidated Financial Statements

	Three months	Three months	Change in %
	ended	ended		at constant
	June 30, 2009	June 30, 2008	as reported	exchange rates

Number of treatments	7,314,822	6,885,712	6%
Same market treatment growth in %	4.3%	4.2%
Revenue in $ million	2,764	2,665	4%	9%
Gross profit as a % of revenue	33.7%	34.7%
Selling, general and administrative costs as a % of revenue	17.9%	17.8%
Net income attributable to FMC-AG & Co. KGaA in $ million	221	211	5%

We provided 7,314,822 treatments during the second quarter of 2009, an increase of 6% over the same period in 2008. Same market treatment growth contributed 4% and growth from acquisitions contributed 2%.

At June 30, 2009, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,471 clinics compared to 2,318 clinics at June 30, 2008. During the second quarter of 2009, we acquired 11 clinics, opened 24 clinics and combined or closed 12 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 6% to 190,081 at June 30, 2009 from 179,340 at June 30, 2008. Including 31 clinics managed but not consolidated in the U.S., the total number of patients was 191,713.

Net revenue increased by 4% (9% at constant exchange rates) for the quarter ended June 30, 2009 over the comparable period in 2008 due to growth in dialysis care revenue partially offset by a decrease in dialysis products revenue.

Dialysis care revenue grew by 7% to $2,054 million (10% at constant exchange rates) in the second quarter of 2009 mainly due to growth in same market treatments (4%), revenue per treatment (5%), and acquisitions (1%) partially offset by exchange rate fluctuations (3%).

Dialysis product revenue decreased by 4% to $710 million (increased by 7% at constant exchange rates) in the same period driven by unfavorable currency development in the International segment. In addition, sales of our phosphate binding drug, PhosLo® decreased following a competitor’s launch of a generic version of PhosLo® in the U.S. in October 2008. These effects were partially offset by pharmaceutical sales, especially of the newly licensed intravenous iron products, increased sales of dialysis machines mostly in the International segment and sales of products for acute care treatments as well as extracorporeal therapies.

The decrease in gross margin reflects reductions in gross margin in both the North America segment and the International segment. North America was impacted by price increases for heparin and other pharmaceuticals and higher personnel costs as well as lower margin contribution from our pharmaceutical business due to a competitor’s launch of a generic version of PhosLo® in the U.S. in October, 2008, partially offset by increased commercial payor revenue and the effects of an increase in the Medicare Composite rate. International was affected by unfavorable foreign exchange transaction effects related to purchases of products produced in Europe and Japan due to the appreciation of the Euro and Yen against local currencies.

Selling, general and administrative (“SG&A”) expenses increased to $495 million in the second quarter of 2009 from $474 million in the same period of 2008. SG&A costs as a percentage of sales increased slightly to 17.9% in the second quarter of 2009 from 17.8% in the same period of 2008. The slight increase was driven by higher personnel costs in 2009 in North America, partially offset by economies of scale due to revenue growth. Corporate expense was negatively impacted by higher expenses for patent litigation. Bad debt expense for the second quarter of 2009 was $56 million as compared to $53 million in 2008, representing 2.0% of sales for the three-month period ending June 30, 2009 and 2.0% for the same period in 2008.

Research and development (“R&D”) expenses decreased to $19 million in the second quarter of 2009 from $21 million for the same period in 2008 mainly due to foreign currency translations.

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

Operating income decreased to $418 million in the second quarter of 2009 from $429 million for the same period in 2008. Operating income margin decreased to 15.1% for the period ending June 30, 2009 as compared to 16.1% for the same period in 2008 due to the decreased gross margins and increased SG&A expenses as a percentage of sales as described above. Operating margin was also impacted by increased depreciation as a result of facilities expansion. This was partially offset by decreases in R&D expenses as a percentage of sales, as described above.

Interest expense decreased by 7% to $83 million in the second quarter of 2009 from $89 million for the same period in 2008 mainly as a result of decreased short-term interest rates.

Income tax expense decreased to $103 million for the second quarter of 2009 from $126 million for the same period in 2008 mainly due to a $16.3 million tax benefit recognized as a result of a change in judgment based on new information which became available in the second quarter of 2009 related to a complaint we filed with a German tax court on the disallowance of certain tax deductions claimed by us for the tax year 1997. The effective tax rate for the second quarter 2009 decreased to 30.2% from 36.2% for the second quarter of 2008.

Net income attributable to FMC-AG & Co. KGaA for the second quarter of 2009 increased to $221 million from $211 million for the same period in 2008 as a result of the combined effects of the items discussed above.

We employed 66,364 people (full-time equivalents) as of June 30, 2009 compared to 64,666 as of December 31, 2008, an increase of 2.6% primarily due to overall growth in our business.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	Three months	Three months
	ended	ended
	June 30, 2009	June 30, 2008	Change in %

Number of treatments	4,945,148	4,744,174	4%
Same market treatment growth in %	3.6%	2.8%
Revenue in $ million	1,876	1,715	9%
Depreciation and amortization in $ million	65	58	13%
Operating income in $ million	297	290	3%
Operating income margin in %	15.9%	16.9%

Revenue

Treatments increased by 4% for the three months ended June 30, 2009 as compared to the same period in 2008 mostly due to same market growth (4%). At June 30, 2009, 129,163 patients (a 4% increase over the same period in the prior year) were being treated in the 1,731 clinics that we own or operate in the North America segment, compared to 123,784 patients treated in 1,647 clinics at June 30, 2008. Average North America revenue per treatment was $338 for the three months ended June 30, 2009 and $323 in the same period in 2008. In the U.S., the average revenue per treatment was $344 for the three months ended June 30, 2009 and $327 for the same period in 2008, mainly due to increased commercial payor revenue and, to a lesser extent, increased EPO utilization.

Net revenue for the North America segment for the second quarter of 2009 increased as a result of increases in dialysis care revenue by 9% to $1,677 million from $1,533 million in the same period of 2008 and in dialysis product revenue by 10% to $199 million from $182 million in the second quarter of 2008.

The dialysis care revenue increase was driven by same market treatment growth (4%), increased revenue per treatment (4%) and acquisitions (1%). The administration of EPO represented approximately 21% of total North America dialysis care revenue for the three-month periods ended June 30, 2009 and 2008.

The dialysis product revenue increase was driven mostly by a higher sales volume of the newly licensed intravenous iron product partially offset by lower PhosLo® revenues as a result of the market launch of generic competition to PhosLo® in October 2008.

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

Operating Income

Operating income increased to $297 million for the three-month period ended June 30, 2009 from $290 million for the same period in 2008. Operating income margin decreased to 15.9% for the second quarter of 2009 as compared to 16.9% for same period in 2008 primarily due to price increases for heparin and other pharmaceuticals and higher personnel costs, increased depreciation related to computer equipment and leasehold improvements and increased amortization resulting from increased pharmaceutical licenses, as well as lower margin contribution from our pharmaceutical business due to a competitor’s launch of a generic version of PhosLo® in October 2008. This was partially offset by increased commercial payor revenue and the effects of an increase in the Medicare Composite rate, as well as economies of scale effects due to increased revenues. Cost per treatment increased to $284 in the second quarter of 2009 from $269 in the same period of 2008.

International Segment

Key Indicators for International Segment

	Three months	Three months	Change in %
	ended	ended		at constant
	June 30, 2009	June 30, 2008	as reported	exchange rates

Number of treatments	2,369,674	2,141,538	11%
Same market treatment growth in %	6.0%	7.9%
Revenue in $ million	888	950	(7)%	9%
Depreciation and amortization in $ million	43	43	1%
Operating income in $ million	154	166	(8)%
Operating income margin in %	17.3%	17.5%

Revenue

Treatments increased by 11% in the three months ended June 30, 2009 over the same period in 2008 mainly due to same market growth (6%) and acquisitions (6%), partially offset by sold or closed clinics (1%). As of June 30, 2009, 60,918 patients (a 10% increase over the same period of the prior year) were being treated at 740 clinics that we own, operate or manage in the International segment compared to 55,556 patients treated at 671 clinics at June 30, 2008. Average revenue per treatment decreased to $159 from $183 due to the weakening of local currencies against the U.S. dollar ($28) partially offset by increased reimbursement rates and changes in country mix ($4).

The decrease in net revenues for the International segment for the three-month period ended June 30, 2009 over the same period in 2008 resulted from decreases in both dialysis care and dialysis product revenues. Organic growth during the period of 8% and contribution from acquisitions of approximately 1% were more than offset by negative impact of exchange rate fluctuations of 16%.

Including the effects of acquisitions, European region revenue decreased 9% (8% increase at constant exchange rates), Latin America region revenue decreased 3% (17% increase at constant exchange rates), and Asia Pacific region revenue decreased 1% (6% increase at constant exchange rates).

Total dialysis care revenue for the International segment decreased during the second quarter of 2009 by 4% (13% increase at constant exchange rates) to $377 million from $391 million in the same period of 2008. This decrease is a result of the negative impact of exchange rate fluctuations of approximately 17% and of the effects of sold or closed clinics (1%), partially offset by same market treatment growth of 6% and a 3% increase in contributions from acquisitions, while increases in revenue per treatment contributed 5%.

Total dialysis product revenue for the second quarter of 2009 decreased by 9% (6% increase at constant exchange rates) to $510 million mostly as a result of the negative impact of exchange rate fluctuations (15%) partially offset by increased sales of dialysis machines, pharmaceutical sales and sales of products for acute care treatment as well as extra corporeal therapies.

Operating Income

Operating income decreased by 8% to $154 million. Operating income margin decreased slightly to 17.3% for the three-month period ended June 30, 2009 from 17.5% for the same period in 2008 as a result of unfavorable foreign currency transaction effects related to purchase of products in Europe and Japan as well as higher

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

depreciation as a result of increased production capacities partially offset by favorable foreign exchange development on SG&A expenses and cost savings in Latin America.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Consolidated Financials

Key Indicators for Consolidated Financial Statements

	Six months	Six months	Change in %
	ended	ended		at constant
	June 30, 2009	June 30, 2008	as reported	exchange rates

Number of treatments	14,355,996	13,609,491	5%
Same market treatment growth in %	4.4%	4.1%
Revenue in $ million	5,323	5,177	3%	9%
Gross profit as a % of revenue	33.7%	34.4%
Selling, general and administrative costs as a % of revenue	17.6%	17.8%
Net income attributable to FMC-AG & Co. KGaA in $ million	419	397	6%

We provided 14,355,996 treatments for the six-month period ending June 30, 2009, an increase of 5% over the same period in 2008. Same market treatment growth contributed 4% and growth from acquisitions contributed 2%, partially offset by the effect of one less dialysis day (1%).

At June 30, 2009, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,471 clinics compared to 2,318 clinics at June 30, 2008. During the six-month period ended June 30, 2009, we acquired 40 clinics, opened 56 clinics and combined or closed 13 clinics. The number of patients treated in clinics that we own, operate or manage (excluding those managed but not consolidated in the U.S.) increased by 6% to 190,081 for the six months ended June 30, 2009 from 179,340 for the same period in 2008. Including 31 clinics managed but not consolidated in the U.S., the total number of patients was 191,713.

Net revenue increased by 3% (9% at constant exchange rates) for the six months ended June 30, 2009 over the comparable period in 2008 due to growth in revenue in dialysis care particularly offset by a decrease in dialysis products revenue.

Dialysis care revenue grew by 6% to $3,977 million (9% at constant exchange rates) in the six-month period ended June 30, 2009 mainly due to an increase in revenue per treatment (5%), growth in same market treatments (4%), and acquisitions (1%), partially offset by one less dialysis day (1%) and exchange rate fluctuations (3%).

Dialysis product revenue decreased by 4% to $1,346 million (an increase of 8% at constant exchange rates) in the same period mainly as a result of unfavorable foreign currency translation rates partially offset by increased pharmaceutical sales especially of the newly licensed intravenous iron products, increased sales of dialysis machines, and sales of products for acute care treatments as well as extracorporeal therapies. These increases were partially offset by decreased sales of our phosphate binding drug PhosLo® following a competitor’s launch of a generic version of the drug in the U.S. in October 2008.

The decrease in gross margin was driven primarily by North America gross profit decreases related to price increases for heparin and other pharmaceuticals, by higher personnel cost, as well as a loss of pharmaceutical business due to a competitor’s launch of a generic version of PhosLo®, and by unfavorable foreign exchange transaction effects in the International Segment, where the appreciation of the Euro and Yen against local currencies had adverse effects on the purchase of products produced in Europe and Japan. These decreases are partially offset by increased commercial payor revenue and the effects of an increase in the Medicare Composite rate, along with a positive effect of an inventory adjustment during the first six months of 2009 in the International Segment.

SG&A expenses increased to $939 million in the six-month period ended June 30, 2009 from $922 million in the same period of 2008. SG&A costs as a percentage of sales decreased to 17.6% in the first six months of 2009 from 17.8% in the same period of 2008. This decreased percentage was driven by the foreign exchange developments in the International Segment and at Corporate on SG&A as well as economies of scale in North America, partially offset by higher personnel costs and higher patent litigation expenses at Corporate as well as the effect of non-recurring gains

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

from the sale of noncontrolling interests in a facility in Italy and in a facilities in the State of Arizona in 2008. Bad debt expense for the six months ended June 30, 2009 was $109 million as compared to $102 million for the same period in 2008, representing 2.0% of sales for the six-month periods ending June 30, 2009 and 2008.

R&D expenses increased to $42 million in the first six months of 2009 from $40 million in the same period of 2008 mainly as a result of additional R&D programs related to extracorporeal therapy.

Operating income decreased to $813 million in the six-month period ended June 30, 2009 from $818 million in the same period of 2008. Operating income margin decreased to 15.3% for the six-month period ending June 30, 2009 from 15.8% for the same period in 2008 due to the changes in gross margin for the International Segment and North America as discussed above partially offset by the decrease in SG&A as a percentage of sales as discussed above.

Interest expense decreased 9% to $161 million for the six months ended June 30, 2009 from $178 million for the same period in 2008 as a result of decreased short-term interest rates.

Income tax expense decreased to $214 million for the six-month period ended June 30, 2009 from $237 million for the six-month period ending June 30, 2008. The effective tax rate for the first six months of 2009 decreased to 32.2% as compared to 36.3% for the same period in 2008. This was mainly due to a $16.3 million tax benefit recognized as a result of a change in judgment based on new information which became available in the second quarter of 2009 related to a complaint we filed with a German tax court on the disallowance of certain tax deductions claimed by us for the tax year 1997.

Net income attributable to FMC-AG & Co. KGaA for the six months ended June 30, 2009 increased to $419 million from $397 million for the same period in 2008 mainly as a result of the effects of the items mentioned above.

The following discussions pertain to our business segments and the measures we use to manage these segments:

North America Segment

Key Indicators for North America Segment

	Six months	Six months
	ended	ended
	June 30, 2009	June 30, 2008	Change in %

Number of treatments	9,689,699	9,392,170	3%
Same market treatment growth in %	3.4%	2.8%
Revenue in $ million	3,650	3,382	8%
Depreciation and amortization in $ million	129	113	14%
Operating income in $ million	569	563	1%
Operating income margin in %	15.6%	16.6%

Revenue

Treatments increased by 3% for the six months ended June 30, 2009 as compared to same period in 2008 mainly due to same market growth. At June 30, 2009, 129,163 patients (a 4% increase over the same period in the prior year) were being treated in the 1,731 clinics that we own or operate in the North America segment, compared to 123,784 patients treated in 1,647 clinics at June 30, 2008. Average North America revenue per treatment in the six-month period ended June 30, 2009 increased to $335 from $322 in the six months ended June 30, 2008. In the U.S., the average revenue per treatment increased to $341 for the six-month period ended June 30, 2009 from $326 for the same period in 2008. The increase in the revenue rate per treatment is primarily due to increased commercial payor revenue and to a lesser extent increased EPO utilization.

Net revenue for the North America segment for the six-month period ended June 30, 2009 increased as a result of increases in dialysis care revenue by 7% to $3,254 million from $3,028 million in the same period of 2008 and in dialysis product revenue by 12% to $396 million from $354 million in the six-month period ended June 30, 2008.

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

The dialysis care revenue increase was driven by same market treatment growth of 3%, a 4% increase in revenue per treatment, and 1% resulting from acquisitions partially offset by one less dialysis day (1%). The administration of EPO represented approximately 20% of total North America dialysis care revenue for the six-month periods ended June 30, 2009 and 2008.

The product revenue increase was driven mostly by an increase in pharmaceutical sales, especially of the newly licensed intravenous iron products, and increased sales of dialysis machines. The increases were partially offset by decreased sales of our phosphate binding drug PhosLo® following a competitor’s launch of a generic drug in the U.S. in October 2008.

Operating Income

Operating income increased by 1% to $569 million for the six-month period ended June 30, 2009 from $563 million for the same period in 2008. Operating income margin decreased to 15.6% for the first six months in 2009 as compared to 16.6% for same period in 2008 primarily due to higher personnel costs, price increases for heparin and other pharmaceuticals, increased depreciation related to computer equipment and leasehold improvements and increased amortization resulting from increased pharmaceutical licenses, partially offset by the decrease in sales of Phoslo described above, as well as increased commercial payor revenue and the effects of an increase in the Medicare Composite rate, as well as the effect of economies of scale. Cost per treatment increased to $283 for the six-month period ended June 30, 2009, from $270 in the same period in 2008.

International Segment

Key Indicators for International Segment

	Six months	Six months	Change in %
	ended	ended		at constant
	June 30, 2009	June 30, 2008	as reported	exchange rates

Number of treatments	4,666,297	4,217,321	11%
Same market treatment growth in %	6.6%	7.5%
Revenue in $ million	1,673	1,795	(7)%	10%
Depreciation and amortization in $ million	83	83	0%
Operating income in $ million	300	310	(3)%
Operating income margin in %	18.0%	17.3%

Revenue

Treatments increased by 11% in the six months ended June 30, 2009 over the same period in 2008 mainly due to increases in same market growth (7%) and acquisitions (5%), offset by an adjustment for sold or closed clinics (1%). At June 30, 2009, 60,918 patients (a 10% increase over the same period of the prior year) were being treated at 740 clinics that we own, operate or manage in the International segment compared to 55,556 patients treated at 671 clinics at June 30, 2008. Average revenue per treatment decreased to $155 from $176 due to the weakening of local currencies against the U.S. dollar ($28) offset by increased reimbursement rates and changes in country mix ($7).

The decrease in net revenues for the International segment for the six-month period ended June 30, 2009 over the same period in 2008 resulted from decreases in both dialysis care and dialysis product revenues. The decrease was a result of exchange rate fluctuations (17%) and the effect of sold and closed clinics (1%), partially offset by organic growth during the period (9%) and acquisitions (2%).

Including the effects of acquisitions, European region revenue decreased 9% (an increase of 9% at constant exchange rates), Latin America region revenue decreased 2% (an increase of 19% at constant exchange rates), and Asia Pacific region revenue decreased 3% (an increase of 6% at constant exchange rates).

Total dialysis care revenue for the International segment decreased during the first six months of 2009 by 2% (an increase of 15% at constant exchange rates) to $723 million from $741 million in the same period in 2008. This decrease is a result of exchange rate fluctuations (17%) and one less dialysis day (2%), partially offset by same market growth (7%) and an increase in contributions from acquisitions (3%), as well as an increase in revenue per treatment (7%).

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

Total dialysis product revenue for the six-month period ended June 30, 2009 decreased by 10% (an increase of 6% at constant exchange rates) to $950 million mostly due to exchange rate fluctuations partially offset by higher machine sales as well as higher pharmaceutical sales.

Operating Income

Operating income decreased by 3% to $300 million primarily due to the strengthening of the U.S. dollar versus local currencies partially offset by an increase in volume of products sold, treatment volume, and revenue per treatment. Operating income margin increased to 18.0% for the six months ending June 30, 2009 from 17.3% for the same period in 2008 mainly due to a positive effect of an inventory adjustment in the first six months of 2009, partially offset by unfavorable foreign exchange transaction effects due to the appreciation of the Euro and Yen against local currencies and increased depreciation as a result of increased production capacities.

Liquidity and Capital Resources

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Liquidity

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At June 30, 2009, we had cash and cash equivalents of $230 million. For information regarding utilization and availability under our 2006 Senior Credit Agreement, see Note 5 “Long-term Debt and Capital Lease Obligations”.

Operations

In the first six months of 2009 and 2008, we generated cash flows from operations of $437 million and $401 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items.

The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended June 30, 2009, approximately 33% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” commencing January 1, 2011.

Furthermore, cash from operations depends on the collection of accounts receivable. Our working capital was $1,688 million at June 30, 2009 which increased from $1,068 million at December 31, 2008, mainly as a result of an increase in our inventories and our accounts receivables and prepaid expenses and other current assets, and decreases in our short-term debt. Our ratio of current assets to current liabilities was 1.6. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. A lengthening of this payment cycle could have a material adverse effect on our capacity to generate cash flow. Accounts receivable balances at June 30, 2009 and December 31, 2008, net of valuation allowances, represented approximately 75 and 77 of days sales outstanding (“DSO”), respectively. The decrease in DSO in the North America segment is mainly driven by the collection of portions of the outstanding balances in the dialysis care business in certain states as the states attempt to become current with their creditors in an effort to qualify for the U.S. government stimulus program. In addition, the segment has made process improvements and personnel changes resulting in faster collection of balances. The increase in DSO for the International segment mainly reflects slight average payment delays by government and private entities most recently impacted by the world-wide financial crises. Due to the fact that a large portion of our reimbursement is

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

provided by public health care organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially slightly more slowly in the International segment in the immediate future, particularly in countries most severely affected by the current global financial crisis.

The development of days sales outstanding (“DSO”) by operating segment is shown in the table below:

Development of Days Sales Outstanding

	June 30,	December 31,
	2009	2008

North America days sales outstanding	57	60

International days sales outstanding	112	107

FMC-AG & Co. KGaA average days sales outstanding	75	77

Interest and income tax payments also have a significant impact on our cash from operations.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the immediate future as follows:

We have filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS to resolve our appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 U.S. government investigation, we received a refund in September 2008 of $37 million, inclusive of interest. We continue to pursue our claims for the remaining refunds in the U.S. Federal courts.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authority’s decision. As a result of a change in judgment based on new information which became available in the second quarter of 2009 we have increased our recognition of the tax benefit related to this claim by $16.3 million. We have reduced the respective liability payable to Fresenius SE related to this matter (See Item 7, “Major Shareholders and Related Party Transactions – Related Party Transactions – Supply Agreements and Arrangements” in our Annual Report on Form 20-F for the year ended December 31, 2008). An adverse determination in this litigation could have a material adverse effect on our results of operations in the relevant reporting period.

The IRS tax audit of FMCH for the years 2002 through 2004 has been completed and the 2005-2006 audit has just been completed. The IRS has disallowed all deductions taken during the audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested for 2002-2004, and will timely protest for 2005-2006, the disallowed deductions and some routine adjustments and will avail itself of all remedies. An adverse determination in this litigation could have a material adverse effect on our results of operations and liquidity.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see “Notes to Consolidated Financial Statements – Note 9 – Comments and Contingencies” in this report) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $280 million and $424 million in investing activities in the six-month period ended June 30, 2009 and 2008, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $249 million in the six-month period ended June 30, 2009 and $332 million in the same period of 2008. In the first six months of 2009, capital expenditures were $147 million in the North America segment, and $102 million for the International segment. Capital expenditures in the same period of 2008 were $205 million in the North America segment, and $127 million for the International segment. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, and maintenance and expansion of production facilities primarily in North America and Germany and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 5% and 6% of total revenue for 2009 and 2008, respectively.

We invested approximately $82 million cash in the six-month period ended June 30, 2009, primarily for acquisitions of dialysis clinics and pharmaceutical licenses, ($36 million in the North America segment, $46 million in the International segment) as compared to $133 million in the same period of 2008 ($66 million in the North America segment and $22 million in the International segment and $45 million in Corporate). We also received $51 million and $41 million in conjunction with divestitures in the first six months of 2009 and 2008, respectively.

We anticipate capital expenditures of approximately $550 to $650 million and expect to make acquisitions of approximately $200 to $300 million in 2009.

Financing

Net cash used in financing was $155 million in the first six months of 2009 compared to $38 million in the first six months of 2008.

In the six-month period ended June 30, 2009, cash was mainly used for payment of dividends. In the first six months of 2008, cash was mainly used for redemption of Trust Preferred Securities and the payment of dividends partially offset by proceeds from our accounts receivable facility and other existing long-term credit facilities.

For information regarding our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, Senior Notes, and the indentures relating to our trust preferred securities, see Note 5 of Notes to Consolidated Financial Statements, “Long-Term Debt and Capital Lease Obligations” in this Report and Note 11 of Notes to Consolidated Financial Statements, “Mandatorily Redeemable Trust Preferred Securities,” in our Annual Report on Form 20-F for the year ended December 31, 2008. Our obligations under the Senior 2006 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries, including FMCH and Fresenius Medical Care Deutschland GmbH (“D-GmbH”), in favor of the lenders. Our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, Senior Notes, and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operating leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs.

The breach of any of the covenants in any of the instruments or agreements governing our long-term debt – the 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes, the Senior Notes or the notes underlying our trust preferred securities – could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Senior Credit Agreement becomes due at the option of the lenders under that agreement, and the “cross default” provisions in our other long-term debt permit the lenders to accelerate the maturity of the debt upon such a default as well. As of June 30, 2009, we are in compliance with all covenants under the 2006 Senior Credit Agreement and our other financing agreements.

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

Although we are not immune from the current world-wide financial crises, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payers. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low risks. Our syndicated credit facility is comprised of 60 lenders for the revolving credit facility under our 2006 Senior Credit Agreement, none of which contribute more than 4% of our revolving borrowings under the 2006 Credit Agreement. Even though one of the 60 participating banks in this syndicated facility defaulted on its obligation to provide funds under the terms of the revolving facility during the fourth quarter 2008, we do not anticipate any major issues in having funds available for us when we utilize this credit facility. As we deemed the amount in default immaterial, we took no action to amend our 2006 Credit Agreement to replace the defaulting bank. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by e.g. causing our customers to reduce or delay their purchases of our dialysis products. See “Results of Operations” above. If the current conditions in the credit and equity markets continue, they could also increase our financing costs and limit our financial flexibility.

On May 8, 2009, we paid a dividend with respect to 2008, of €0.58 per ordinary share (for 2007 paid in 2008: €0.54) and €0.60 per preference share (for 2007 paid in 2008: €0.56). The total dividend payment was €173 million ($232 million) compared to €160 million ($252 million) in 2008 with respect to 2007. Our 2006 Senior Credit Agreement limits disbursements for dividends and other payments for the acquisition of our equity securities (and rights to acquire them, such as options or warrants) during 2010 to $300 million in total.

Our treasury management services, which Fresenius SE, the sole shareholder of our general partner, provides under contractual arrangements with us, assist in the management of our liquidity by means of effective cash management as well as an anticipatory evaluation of financing alternatives. We have sufficient financial resources – consisting of only partly drawn credit facilities and our accounts receivable facility – which we intend to preserve in the next years. We plan to maintain committed and unutilized credit facilities to a minimum of $300 to $500 million.

We will focus our financing activities in the coming years on reducing subordinated debt. In this respect we did not refinance the subordinated trust-preferred securities issued by Fresenius Medical Care Capital Trust II and III which matured in February 2008 by issuing new subordinated debt, but used our existing senior credit facilities instead. Our intention for maturing long-term debt is to refinance with senior and unsecured debt instruments only.

Our refinancing needs for the years 2009 and 2010 are limited to refinancing of our Euro notes totaling $266 million (€200 million), which were due and repaid by their July 27, 2009 due date, and the annual renewal of our $550 million accounts receivable facility which, on July 10, 2009, was extended from October 15, 2009, to January 15, 2010. On April 27, 2009, the Company issued euro denominated notes (“Euro Notes”) totaling €200 million which are senior, unsecured and guaranteed by FMCH and D-GmbH, consist of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. The initial average interest rate is 6.95%. Proceeds of €69.5 million of the newly issued Euro Notes were used in April 2009 to voluntarily retire a portion of the Euro Notes that were due in July 2009 with the remaining proceeds used to repay the balance of the notes on their scheduled maturity date as noted above.

Our dividend payment of $232 million in May 2009 and the anticipated dividend payment in 2010, were and are expected to be covered by our cash flows from operations and by using existing credit facilities and/or other financing activities. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

Rating agencies, Standard & Poor’s and Moody’s, independent of the Company, assign credit ratings to us based upon their assessment of our financing strategy and our financial performance. Our cost of borrowing is influenced by these ratings.

The table below shows the ratings as of June 30, 2009:

Standard &
	Poor’s	Moody’s

Corporate Credit Rating	BB	Ba1
Outlook	stable	stable

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

Debt covenant disclosure – EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $1,029 million, 19.3% of revenues for the six-month period ended June 30, 2009, and $1,017 million, 19.6% of revenues for the same period of 2008. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Senior Credit Agreement, Euro Notes, EIB, and the indentures relating to our Senior Notes and our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the six months
	ended June 30,
	2009	2008
	$ in thousands

Total EBITDA	1,029,321	1,016,580
Interest expense (net of interest income)	(149,524)	(164,960)
Income tax expense, net	(213,749)	(237,021)
Change in deferred taxes, net	29,281	48,367
Changes in operating assets and liabilities	(273,002)	(262,635)
Stock compensation expense	14,991	14,152
Other items, net	(1)	(13,155)

Net cash provided by operating activities	437,317	401,328

Balance Sheet Structure

Total assets as of June 30, 2009 increased to $15.3 billion compared to $14.9 billion at year-end 2008. Current assets as a percent of total assets increased to 29% at June 30, 2009 and as compared to 28% at December 31, 2008 mainly due to increased accounts receivables, inventories and prepaid expenses and other current assets. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 42% at June 30, 2009 from 41% at year-end 2008.

Outlook

The Company confirms its outlook for the full year 2009 as depicted in the table below:

2009
($ in millions)

Net Revenues	> $11,100
Net Income attributable to FMC-AG & Co. KGaA	$850 – $890
Debt/EBITDA	< 2.7
Capital Expenditures	~$550 – $650
Acquisitions	~$200 – $300

Recently Issued Accounting Standards

On July 1, 2009 the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 168, The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles (“FAS 168”). The Codification will become the exclusive authoritative reference for nongovernmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. FAS 168 divides

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2009 and 2008

nongovernmental U.S. GAAP into the authoritative Codification and guidance that is nonauthoritative. The contents of the Codification will carry the same level of authority, eliminating the four-level GAAP hierarchy previously set forth in FAS 162, which has been superseded by FAS 168. The Codification will supersede all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative.

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”). FAS 167 amends the guidance in FASB Interpretation 46R related to the consolidation of variable interest entities (“VIE”). It requires reporting entities to evaluate former Qualifying Special Purpose Entities (“QSPE”) for consolidation and changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest. In addition, the standard increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. This Statement requires additional year-end and interim disclosures for public companies that are similar to the disclosures required by FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.”

The Statement is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. All QSPEs and entities currently subject to FIN 46R will need to be reevaluated under the amended consolidation requirements as of the beginning of the first annual reporting period that begins after November 15, 2009. Early adoption is prohibited. We will implement this standard as of January 1, 2010.

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfer of Financial Assets (“FAS 166”). This statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. It eliminates the QSPE concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. This Statement requires additional year-end and interim disclosures for public companies that are similar to the disclosures required by FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.”

The Statement is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. Statement 166’s disclosure requirements must be applied to transfers that occurred before and after its effective date. Early adoption is prohibited. We will adopt this standard as of January 1, 2010.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events (“FAS 165”). FAS 165 clarifies the recognition and disclosure of subsequent events. It requires an entity to recognize in its financial statements subsequent events that provide additional evidence about conditions that existed at the date of the entity’s balance sheet. Subsequent events that provide evidence about conditions that arose after the balance sheet date, but before the financial statements were issued or were available to be issued, are not recognized in the financial statements. An entity shall disclose any nonrecognized subsequent events that are of such a nature that they must be disclosed to keep financial statements from being misleading. Such disclosure must contain the nature of the subsequent event and an estimate of the financial effect or statement that such estimate cannot be made.

The requirements of this statement are effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company adopted this standard as of April 1, 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Income
(unaudited)
(in thousands, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008

Net revenue:
Dialysis Care	$2,054,104	$1,924,259	$3,977,425	$3,768,546
Dialysis Products	709,465	741,037	1,345,954	1,408,474

	2,763,569	2,665,296	5,323,379	5,177,020
Costs of revenue:
Dialysis Care	1,474,043	1,387,444	2,870,850	2,722,596
Dialysis Products	357,814	353,966	658,512	675,239

	1,831,857	1,741,410	3,529,362	3,397,835

Gross profit	931,712	923,886	1,794,017	1,779,185
Operating expenses:
Selling, general and administrative	495,119	474,187	938,686	921,697
Research and development	18,956	20,654	41,852	39,772

Operating income	417,637	429,045	813,479	817,716
Other (income) expense:
Interest income	(7,899)	(7,419)	(12,173)	(12,799)
Interest expense	83,133	89,561	161,697	177,759

Income before income taxes	342,403	346,903	663,955	652,756

Income tax expense	103,369	125,709	213,749	237,021

Net Income	239,034	221,194	450,206	415,735
Less: Net Income attributable to noncontrolling interest	17,921	10,106	30,987	18,774

Net Income attributable to FMC-AG & Co. KGaA	$221,113	$211,088	$419,219	$396,961

Basic income per ordinary share	$0.74	$0.71	$1.41	$1.34

Fully diluted income per ordinary share	$0.74	$0.71	$1.41	$1.33

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008

Net Income	$239,034	$221,194	$450,206	$415,735

Gain (loss) related to cash flow hedges	15,785	73,402	15,846	(7,330)
Actuarial gains on defined benefit pension plans	1,218	394	2,436	788
Foreign currency translation	113,274	5,861	28,261	94,700
Income tax (expense) benefit related to components of other comprehensive income	(7,636)	(33,158)	(8,718)	851

Other comprehensive income, net of tax	122,641	46,499	37,825	89,009

Total Comprehensive income	$361,675	$267,693	$488,031	$504,744
Comprehensive income attributable to noncontrolling interest	19,807	8,472	31,894	24,373

Comprehensive income attributable to FMC-AG & Co. KGaA	$341,868	$259,221	$456,137	$480,371

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
At June 30, 2009 and December 31, 2008
(in thousands, except share data)

	June 30,	December 31,
	2009	2008
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$229,651	$221,584
Trade accounts receivable, less allowance for doubtful accounts of $264,684 in 2009 and $262,836 in 2008	2,267,392	2,176,316
Accounts receivable from related parties	125,017	175,525
Inventories	849,924	707,050
Prepaid expenses and other current assets	686,674	607,399
Deferred taxes	334,969	324,123

Total current assets	4,493,627	4,211,997

Property, plant and equipment, net	2,311,586	2,236,078
Intangible assets	850,522	846,496
Goodwill	7,380,327	7,309,910
Deferred taxes	76,741	92,805
Other assets	222,272	222,390

Total assets	$15,335,075	$14,919,676

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$363,789	$366,017
Accounts payable to related parties	132,423	239,243
Accrued expenses and other current liabilities	1,317,286	1,288,433
Short-term borrowings	445,644	683,155
Short-term borrowings from related parties	109,885	1,330
Current portion of long-term debt and capital lease obligations	344,674	455,114
Income tax payable	61,121	82,468
Deferred taxes	31,254	28,652

Total current liabilities	2,806,076	3,144,412

Long-term debt and capital lease obligations, less current portion	4,420,553	3,957,379
Other liabilities	291,313	319,602
Pension liabilities	145,275	136,755
Income tax payable	180,045	171,747
Deferred taxes	455,789	426,299
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	647,569	640,696

Total liabilities	8,946,620	8,796,890

FMC-AG & Co. KGaA shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,854,182 issued and outstanding	4,299	4,240
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 294,365,648 issued and outstanding	363,647	363,076
Additional paid-in capital	3,321,902	3,293,918
Retained earnings	2,639,611	2,452,332
Accumulated other comprehensive (loss)	(114,366)	(151,284)

Total FMC-AG & Co. KGaA shareholders’ equity	6,215,093	5,962,282

Noncontrolling interest	173,362	160,504
Total equity	6,388,455	6,122,786

Total liabilities and equity	$15,335,075	$14,919,676

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the six months ended June 30, 2009 and 2008
(unaudited)
(in thousands)

	For the six months
	ended June 30,
	2009	2008

Operating Activities:
Net income	$450,206	$415,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	215,842	198,864
Change in deferred taxes, net	29,281	48,367
(Gain) on sale of fixed assets and investments	(1)	(13,155)
Compensation expense related to stock options	14,991	14,152
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(59,116)	(161,241)
Inventories	(129,724)	(104,096)
Prepaid expenses, other current and non-current assets	(102,714)	16,389
Accounts receivable from / payable to related parties	(3,060)	(8,537)
Accounts payable, accrued expenses and other current and non-current liabilities	36,358	7,858
Income tax payable	(14,746)	(13,008)

Net cash provided by operating activities	437,317	401,328

Investing Activities:
Purchases of property, plant and equipment	(253,865)	(343,504)
Proceeds from sale of property, plant and equipment	4,321	10,824
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	(81,483)	(132,453)
Proceeds from divestitures	50,918	41,276

Net cash used in investing activities	(280,109)	(423,857)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	40,518	70,617
Repayments of short-term borrowings and other financial liabilities	(95,179)	(69,894)
Proceeds from short-term borrowings from related parties	15,994	208,663
Repayments of short-term borrowings from related parties	(17,251)	(35,440)
Proceeds from long-term debt and capital lease obligations	589,613	252,248
Repayments of long-term debt and capital lease obligations	(258,034)	(41,194)
Redemption of trust preferred securities	—	(678,379)
(Decrease) increase of accounts receivable securitization program	(190,000)	514,000
Proceeds from exercise of stock options	12,745	9,939
Dividends paid	(231,940)	(252,395)
Distributions to noncontrolling interest	(28,174)	(15,814)
Contributions from noncontrolling interest	7,013	—

Net cash used in financing activities	(154,695)	(37,649)

Effect of exchange rate changes on cash and cash equivalents	5,554	5,298

Cash and Cash Equivalents:
Net (decrease) in cash and cash equivalents	8,067	(54,880)
Cash and cash equivalents at beginning of period	221,584	244,690

Cash and cash equivalents at end of period	$229,651	$189,810

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the six months ended June 30, 2009 (unaudited) and
year ended December 31, 2008 (audited)
(in thousands, except share data)

								Total
							Accumulated	FMC-AG & Co.
	Preference Shares		Ordinary Shares		Additional		other	KGaA
	Number of	No par	Number of	No par	paid in	Retained	comprehensive	shareholders’	Noncontrolling
	shares	value	shares	value	capital	earnings	income (loss)	equity	interest	Total equity

Balance at December 31, 2007	3,778,087	$4,191	292,786,583	$361,384	$3,221,644	$1,887,120	$100,878	$5,575,217	$105,814	$5,681,031
Proceeds from exercise of options and related tax effects	32,453	49	1,145,453	1,692	40,395	—	—	42,136	—	42,136
Compensation expense related to stock options	—	—	—	—	31,879	—	—	31,879	—	31,879
Dividends paid	—	—	—	—	—	(252,395)	—	(252,395)	(38,592)	(290,987)
Purchase/sale of noncontrolling interest	—	—	—	—	—	—	—	—	31,000	31,000
Cash contributions from noncontrolling interest	—	—	—	—	—	—	—	—	17,174	17,174
Net income	—	—	—	—	—	817,607	—	817,607	42,381	859,988
Other comprehensive income (loss)	—	—	—	—	—	—	(252,162)	(252,162)	2,727	(249,435)

Comprehensive income	—	—	—	—	—	—	—	565,445	45,108	610,553

Balance at December 31, 2008	3,810,540	$4,240	293,932,036	$363,076	$3,293,918	$2,452,332	$(151,284)	$5,962,282	$160,504	$6,122,786

Proceeds from exercise of options and related tax effects	43,642	59	433,612	571	12,061	—	—	12,691	—	12,691
Compensation expense related to stock options	—	—	—	—	14,991	—	—	14,991	—	14,991
Dividends paid	—	—	—	—	—	(231,940)	—	(231,940)	(28,174)	(260,114)
Purchase/sale of noncontrolling interest	—	—	—	—	932	—	—	932	6,514	7,446
Cash contributions from noncontrolling interest	—	—	—	—	—	—	—	—	2,624	2,624
Net income	—	—	—	—	—	419,219	—	419,219	30,987	450,206
Other comprehensive income (loss)	—	—	—	—	—	—	36,918	36,918	907	37,825

Comprehensive income	—	—	—	—	—	—	—	456,137	31,894	488,031

Balance at June 30, 2009	3,854,182	$4,299	294,365,648	$363,647	$3,321,902	$2,639,611	$(114,366)	$6,215,093	$173,362	$6,388,455

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co.  KGaA (“FMC-AG & Co. KGaA“or the “Company”) a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Basis of Presentation

The consolidated financial statements at June 30, 2009 and for the three- and six-month periods ended June 30, 2009 and 2008 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2008 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three- and six-month periods ended June 30, 2009 are not necessarily indicative of the results of operations for the year ending December 31, 2009.

The Company evaluated the financial statements for subsequent events through the date of the submission of this 6-K to the Securities and Exchange Commission.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Related Party Transactions

a) Service and Lease Agreements

The Company is party to service agreements with Fresenius SE, the sole stockholder of its General Partner and its largest shareholder with approximately 36.2% ownership of the Company’s voting shares, and certain affiliates of Fresenius SE that are not also subsidiaries of the Company to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury management services. For the six-month periods ended June 30, 2009 and 2008, amounts charged by Fresenius SE to the Company under the terms of these agreements are $32,139 and $29,479 respectively. The Company also provides certain services to Fresenius SE and certain affiliates of Fresenius SE, including research and development, central purchasing, patent administration and warehousing. The Company charged $9,206 and $5,308 for services rendered to Fresenius SE during the first six months of 2009 and 2008, respectively.

Under operating lease agreements for real estate entered into with Fresenius SE, the Company paid Fresenius SE $9,766 and $10,895 during the first six months of 2009 and 2008, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for the six-month periods ended June 30, 2009 and 2008 was $3,619 and $4,897, respectively, for its management services during those six-month periods.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

b) Products

For the six-month periods ended June 30, 2009, and 2008, the Company sold products to Fresenius SE for $7,332 and $20,737 respectively. During the six-month periods ended June 30, 2009, and 2008, the Company made purchases from Fresenius SE in the amount of $22,303 and $22,319, respectively.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Inc., through a group purchasing organization (“GPO”). APP Inc. is a subsidiary of Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During the six month-periods ended June 30, 2009 and 2008, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $10,343 and $2,635, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated at arm’s length.

c) Financing Provided by and to Fresenius SE

The Company receives short-term financing from and provides short-term financing to Fresenius SE. During the second quarter 2009, the Company reclassified an accounts payable in the amount of $109,885 to Fresenius SE to short-term borrowing from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. The debt, which carries interest at 6.45%, is expected to be paid on September 30, 2009.

The Company owed $1,330 to Fresenius SE at December 31, 2008 (see Note 4)

On November 7, 2008, the Company entered into a loan agreement with Fresenius SE whereby it advanced Fresenius SE $50,000 at 6.45% interest which was repaid on April 30, 2009.

On June 30, 2009, the Company, under its cash pooling agreement, deposited with Fresenius SE $25,159 at 1.16% interest which was repaid on July 6, 2009.

3.	Inventories

As of June 30, 2009 and December 31, 2008, inventories consisted of the following:

	June 30,	December 31,
	2009	2008

Raw materials and purchased components	$155,641	$145,756
Work in process	58,679	60,960
Finished goods	522,312	385,607
Health care supplies	113,292	114,727

Inventories	$849,924	$707,050

During the first quarter, 2009, inventory adjustments led to an increase in value of inventory at January 1, 2009, of $23,327 and a corresponding reduction in costs of revenues sold during the three month period ending March 31, 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

4.	Short-Term Borrowings and Short-Term Borrowings from Related Parties

As of June 30, 2009 and December 31, 2008, short-term borrowings and short-term borrowings from related parties consisted of the following:

	June 30,	December 31,
	2009	2008

Borrowings under lines of credit	$72,675	$121,476
Accounts receivable facility	349,000	539,000
Other financial liabilities	23,969	22,679

Short-term borrowings	445,644	683,155
Short-term borrowings from related parties (see Note 2.c.)	109,885	1,330

Short-term borrowings including related parties	$555,529	$684,485

5.	Long-term Debt and Capital Lease Obligations

As of June 30, 2009 and December 31, 2008, long-term debt and capital lease obligations consisted of the following:

	June 30,	December 31,
	2009	2008

2006 Senior Credit Agreement	$3,555,110	$3,366,079
Senior Notes	492,900	492,456
Euro Notes	467,129	278,340
EIB Agreements	176,012	174,059
Capital lease obligations	12,218	13,394
Other	61,858	88,165

	4,765,227	4,412,493
Less current maturities	(344,674)	(455,114)

	$4,420,553	$3,957,379

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at June 30, 2009 and December 31, 2008:

	Maximum Amount
	Available		Balance Outstanding
	June 30,	December 31,	June 30,	December 31,
	2009	2008	2009	2008

Revolving Credit	$1,000,000	$1,000,000	$560,851	$304,887
Term Loan A	1,432,278	1,491,139	1,432,278	1,491,139
Term Loan B	1,561,981	1,570,053	1,561,981	1,570,053

	$3,994,259	$4,061,192	$3,555,110	$3,366,079

In addition, at June 30, 2009 and December 31, 2008, the Company had letters of credit outstanding in the amount of $111,994 which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

6.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and six-month periods ended June 30, 2009 and 2008:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008

Numerators:
Net income attributable to FMC-AG & Co. KGaA	$221,113	$211,088	$419,219	$396,961
less:
Dividend preference on Preference shares	26	30	50	58

Income available to all classes of shares	$221,087	$211,058	$419,169	$396,903

Denominators:
Weighted average number of:
Ordinary shares outstanding	294,163,999	292,882,696	294,048,658	292,834,639
Preference shares outstanding	3,827,962	3,788,021	3,819,676	3,783,922

Total weighted average shares outstanding	297,991,961	296,670,717	297,868,334	296,618,561
Potentially dilutive Ordinary shares	–	926,842	71,033	1,001,144
Potentially dilutive Preference shares	65,260	100,106	70,715	100,448

Total weighted average ordinary shares outstanding assuming dilution	294,163,999	293,809,538	294,119,691	293,835,783
Total weighted average Preference shares outstanding assuming dilution	3,893,222	3,888,127	3,890,391	3,884,370

Basic income per Ordinary share	$0.74	$0.71	$1.41	$1.34
Plus preference per Preference shares	0.01	0.01	0.01	0.01

Basic income per Preference share	$0.75	$0.72	$1.42	$1.35

Fully diluted income per Ordinary share	$0.74	$0.71	$1.41	$1.33
Plus preference per Preference shares	0.01	0.01	0.01	0.02

Fully diluted income per Preference share	$0.75	$0.72	$1.42	$1.35

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

7.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year FMCH, a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

The following table provides the calculations of net periodic benefit cost for the three-and six-month periods ended June 30, 2009 and 2008.

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Components of net periodic benefit cost:
Service cost	$1,966	$2,180	$3,868	$4,292
Interest cost	5,359	5,154	10,644	10,241
Expected return on plan assets	(3,965)	(4,236)	(7,930)	(8,475)
Amortization of unrealized losses	1,218	400	2,436	801

Net periodic benefit costs	$4,578	$3,498	$9,018	$6,859

8.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the 2008K machine effective January 1, 2009. We have appealed the court’s rulings to the Court of Appeals for the Federal Circuit. We are confident that we will prevail on appeal or as a result of the pending U.S. Patent and Trademark Office re-examinations of the underlying Baxter patents and have made no provision in our financial statements for any potential liability in this matter. If we are unsuccessful on all appeals, including any appeal of the royalty, the royalties payable to Baxter on the machines and disposable supplies that are subject to the court’s order will be approximately $56,000 for sales through December 31, 2008 and are estimated to be in the range of $2,000 to $3,000 per month thereafter. In the interim period until our appeal is decided, we are funding a court-approved escrow account at the royalty rates noted above. If we win the appeal, the escrowed funds will be returned to us with interest. In October 2008, we completed design modifications to the 2008K machine that are expected to eliminate any incremental hemodialysis machine royalty payment exposure under the court order and permit the continued sale of the modified machine in compliance with the injunction, irrespective of the outcome of our appeals.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four recently issued patents (late 2007-2008), all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expire in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using pressure). The court has stayed the case pending the outcome of the appeal in the April 2003 Baxter case. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue, all of which are now subject to re-examinatio in the U.S. Patent and Trademark Office.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleges that FMCH’s Liberty peritoneal cyclers infringe certain patents owned by or licensed to Baxter. Sales of the Liberty cyclers commenced in July 2008. The Company believes that the Liberty peritoneal cycler does not infringe any valid claims of the Baxter/DEKA patents.

Two patent infringement actions have been pending in Germany between Gambro Industries (“Gambro”) on the one side and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMC-AG & Co. KGaA on the other side (hereinafter collectively “Fresenius Medical Care”). Gambro herein alleged patent infringements by Fresenius Medical Care concerning a patent on a device for the preparation of medical solutions. The first case was dismissed as being unfounded. Such decision has already become final. In the second case, the District Court of Mannheim rendered a judgment on June 27, 2008 deciding in favor of Gambro and declaring that Fresenius Medical Care has infringed a patent. Accordingly, the court ordered Fresenius Medical Care to pay compensation (to be determined in a separate court proceeding) for alleged infringement and to stop offering the alleged patent infringing technology in its original form in Germany. D-GmbH brought an invalidity action in the Federal German Patent Court (“BPatG”) against Gambro’s patent. This case is currently pending with the Federal Court of Justice as the court of appeal. Fresenius Medical Care has also filed an appeal against the District Court’s verdict. On January 5, 2009, Gambro enforced such verdict provisionally by way of security. However, preceding such enforcement Fresenius Medical Care had already developed design modifications, being an alternative technical solution, and replaced the alleged patent infringing technology in all of the affected devices. In view of the pending appeal against BPatG’s verdict and Fresenius Medical Care’s appeal against the District Court’s verdict, Fresenius Medical Care continues to believe that the alleged patent infringing technology does not infringe any valid patent claims of Gambro. Therefore, the Company has made no provision in the financial statements for any potential liability in this matter.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”) was named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the Company’s acquisition of RCG (the “RCG Acquisition”) and in connection with alleged improper backdating and/or timing of stock option grants by RCG. The amended complaint was styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. The complaint sought damages against defendant, former officers and directors but did not state a claim for money damages directly against RCG. On August 30, 2007, the suit was dismissed by the trial court in its entirety. Plaintiff subsequently appealed and, on February 19, 2009, a panel of the Court of Appeals of Tennessee, an intermediate appellate court, reversed the trial court with respect to the class action counts of the complaint and remanded for discovery and trial on those counts. The Company is pursuing an appeal to the Tennessee Supreme Court from the intermediate court’s ruling.

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, U.S. Attorney for the Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. We will continue to cooperate in the ongoing investigation.

On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee (Qui tam is a legal provision under the United States False Claims Act, which allows for private individuals to bring suit on behalf of the U.S. federal government, as far as such individuals believe to have knowledge of presumable fraud committed by third parties). The first complaint alleges that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleges that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. Litigation on the relator’s complaint is continuing.

On June 25, 2009, FMCH received a subpoena from the U.S. Department of Justice, U.S. Attorney for the District of Massachusetts. The subpoena seeks information relating to the results of certain laboratory tests ordered for patients treated in FMCH’s dialysis facilities over the years 2004 through 2009. The Company intends to cooperate fully in the government’s investigation.

We have filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS to resolve our appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 U.S. government investigation, we received a refund in September 2008 of $37,000, inclusive of interest. We continue to pursue our claims for the remaining refunds in the U.S. Federal courts.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authority’s decision. As a result of a change in judgment based on new information which became available in the second quarter of 2009 we have increased our recognition of the tax benefit related to this claim by $16,338.

The IRS tax audit of FMCH for the years 2002 through 2004 has been completed and the 2005-2006 audit has just been completed. The IRS has disallowed all deductions taken during the audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested for 2002-2004 and will timely protest for 2005-2006, the disallowed deductions and some routine adjustments and will avail itself of all remedies. An adverse determination in this litigation could have a material adverse effect on our results of operations and liquidity.

Following Fresenius Medical Care & Co KGaA’s Annual General Meeting of shareholders (“AGM”) on May 7, 2009, two shareholders challenged, on the basis of alleged insufficient disclosure during the AGM, resolutions taken by the shareholders on (i) the approval of the actions of the General Partner and (ii) the approval of the actions of the members of the Supervisory Board. Upon conclusion of the proceedings, the court will either uphold the respective resolutions or order their annulment. The Company is of the opinion that the challenges are without merit and will defend this litigation vigorously.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

9.	Financial Instruments

As a global supplier of dialysis services and products in more than 115 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the government of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and also expects in the future generally stable reimbursements for its dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

expects that most of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries most severely affected by the current global financial crisis.

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at June 30, 2009, and December 31, 2008.

	June 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-derivatives
Assets
Cash and cash equivalents	$229,651	$229,651	$221,584	$221,584
Receivables	2,392,409	2,392,409	2,351,841	2,351,841

Liabilities
Accounts payable	496,212	496,212	605,260	605,260
Short-term borrowings	445,644	445,644	683,155	683,155
Short-term borrowings from related parties	109,885	109,885	1,330	1,330
Long term debt, excluding Euro and Senior Notes	3,805,198	3,805,198	3,641,697	3,641,697
Trust Preferred Securities	647,569	671,072	640,696	626,241
Euro Notes	467,129	467,238	278,340	276,154
Senior Notes	492,900	456,549	492,456	465,625

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions.

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable and accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The fair value of Senior Notes and trust preferred securities are based on market prices and quotes as of the balance sheet date. The fair values of other fixed-rate financial liabilities, for which market quotes are not available, are calculated as present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

The fair values of financial liabilities with floating interest rates approximate their carrying amounts as the interest rates for these liabilities are predominantly updated every three months with interest rates reflecting actual market conditions at the time of update.

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis an assessment of the Company’s counterparty credit risk is performed, which we consider currently to be low.

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The Company does not use financial instruments for trading purposes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Foreign Exchange Risk Management

The Company conducts business on a global basis in various currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency exposure. As of June 30, 2009 the Company had no foreign exchange options.

In connection with intercompany loans in foreign currency the Company normally uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest options, to protect interest rate exposures arising from long-term debt at floating rates by effectively swapping them into fixed rates.

Derivative Financial Instruments Valuation

The following table shows the Company’s derivatives at June 30, 2009 and December 31, 2008.

	June 30,		December 31,
	2009		2008
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)

Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	15,422	(9,764)	27,904	(12,216)
Interest rate contracts (Dollar)	–	(8,805)	–	(8,526)
Non-current
Foreign exchange contracts	1,324	–	2,624	(2,547)
Interest rate contracts (Dollar)	–	(115,609)	–	(140,420)
Interest rate contracts (Yen)	–	(4)	–	(9)

Total	$16,746	$(134,182)	$30,528	$(163,718)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	17,809	(2,738)	22,182	(24,832)
Non-current
Foreign exchange contracts	–	–	921	–

Total	$17,809	$(2,738)	$23,103	$(24,832)

(1)	As of June 30, 2009, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in FAS 157.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at reporting date.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

Under FAS 157, the Company is required to take into account credit risks when measuring the fair value of derivative financial instruments. In accordance with these requirements, the Company’s own credit risk is incorporated in the fair value estimation of interest rate derivatives that are liabilities. However, for foreign exchange forward derivatives that are liabilities, due to the relatively short term of the contracts, the Company did not take into account its own credit risk in the fair value estimation. Counterparty credit-risk adjustments are not material at this time due to the ratings of the counterparty banks which generally have ratings in the “A” Category or better and are therefore not factored into the valuation of derivatives that are assets.

The Effect of Derivatives on the Consolidated Financial Statements

			Amount of (Gain)
	Amount of Gain or	Location of (Gain)	reclassified
	(Loss) Recognized in	reclassified from	from Accumulated
	OCI on Derivative	Accumulated OCI in	OCI in Income
Derivatives in Cash Flow	(Effective Portion)	Income	(Effective Portion)
Hedging Relationships	2009	(Effective Portion)	2009

Interest rate contracts (Dollar)	24,532	Interest income/expense	(33)
Interest rate contracts (Yen)	5	Interest income/expense	–
Foreign exchange contracts	(5,159)	Costs of Revenue	(3,499)

	19,378		(3,532)

		Amount of (Gain)
	Location of (Gain)	Recognized in Income
Derivatives not Designated as	Recognized in	on Derivative
Hedging Instruments	Income on Derivative	2009

Foreign exchange contracts	Selling, general and administrative expense	(3,795)
	Interest income/expense	(690)

		(4,485)

The Company expects to recognize $2,893 of gains deferred in accumulated other comprehensive income at June 30, 2009, in earnings during the next twelve months.

As of June 30, 2009, the Company had foreign exchange derivatives with maturities of up to 41 months and interest rate swaps with maturities of up to 33 months.

10.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and manufacturing and distribution products and equipment for the treatment of ESRD. In the U.S., the Company is also engaged in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

Information pertaining to the Company’s business segments for the three and six-month periods ended June 30, 2009 and 2008 is set forth below.

	North		Segment
	America	International	Total	Corporate	Total

Three months ended June 30, 2009
Net revenue external customers	$1,876,347	$887,071	$2,763,418	$151	$2,763,569
Inter-segment revenue	769	21,467	22,236	(22,236)	–

Total net revenue	1,877,116	908,538	2,785,654	(22,085)	2,763,569

Depreciation and amortization	(64,762)	(43,420)	(108,182)	(2,189)	(110,371)

Operating income	297,495	153,548	451,043	(33,406)	417,637

Capital expenditures, acquisitions and investments	106,149	80,318	186,467	315	186,782
Three months ended June 30, 2008
Net revenue external customers	$1,714,570	$950,566	$2,665,136	$160	$2,665,296
Inter-segment revenue	–	19,900	19,900	(19,900)	–

Total net revenue	1,714,570	970,466	2,685,036	(19,740)	2,665,296

Depreciation and amortization	(57,512)	(42,835)	(100,347)	(1,891)	(102,238)

Operating income	289,854	166,681	456,535	(27,490)	429,045

Capital expenditures, acquisitions and investments	107,120	92,780	199,900	45,156	245,056
Six months ended June 30, 2009
Net revenue external customers	$3,650,159	$1,672,914	$5,323,073	$306	$5,323,379
Inter-segment revenue	1,233	38,993	40,226	(40,226)	–

Total net revenue	3,651,392	1,711,907	5,363,299	(39,920)	5,323,379

Depreciation and amortization	(128,455)	(83,173)	(211,628)	(4,214)	(215,842)

Operating Income	569,431	300,335	869,766	(56,287)	813,479

Segment assets	11,051,728	3,913,502	14,965,230	369,845	15,335,075
Capital expenditures, acquisitions and investments(1)	182,600	151,978	334,578	770	335,348
Six months ended June 30, 2008
Net revenue external customers	$3,382,111	$1,794,561	$5,176,672	$348	$5,177,020
Inter-segment revenue	–	39,340	39,340	(39,340)	–

Total net revenue	3,382,111	1,833,901	5,216,012	(38,992)	5,177,020

Depreciation and amortization	(112,959)	(82,991)	(195,950)	(2,914)	(198,864)

Operating Income	562,506	309,926	872,432	(54,716)	817,716

Segment assets	10,737,838	3,849,278	14,587,116	324,822	14,911,938
Capital expenditures, acquisitions and investments(2)	273,082	157,578	430,660	45,297	475,957

(1)	International acquisitions exclude $1,828 of non-cash acquisitions for 2009.

(2)	International acquisitions exclude $2,227 of non-cash acquisitions for 2008.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

11.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Six months ended
	June 30,
	2009	2008

Supplementary cash flow information:
Cash paid for interest	$166,520	$180,311

Cash paid for income taxes	$214,724	$181,579

Cash inflow for income taxes from stock option exercises	$2,386	$1,550

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(97,004)	$(88,206)
Liabilities assumed	6,227	5,687
Noncontrolling interest	13,585	(3,194)
Notes assumed in connection with acquisition	1,828	2,227

Cash paid	(75,364)	(83,486)
Less cash acquired	4,005	556

Net cash paid for acquisitions	$(71,359)	$(82,930)

12.	Supplemental Condensed Combining Information

In February 1998 FMC Trust Finance S.à.r.l. Luxembourg, and in June 2001 FMC Trust Finance S.à.r.l. Luxembourg III, each of which is a wholly-owned subsidiary of FMC-AG & Co. KGaA, issued senior subordinated debt securities, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA, D-GmbH and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”). The senior subordinated debt securities were issued to statutory trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries, and the Company acquired all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated notes denominated in Deutschmark and euro held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. FMC Trust Finance S.à.r.l. Luxembourg repaid $450 and DM300 aggregate principal amount of senior subordinated debt securities on February 1, 2008 in connection with the mandatory redemption on the same date of the related trust preferred securities issued by Fresenius Medical Care Capital Trust II and Fresenius Medical Care Capital Trust III.

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on senior debt securities issued in June 2007 which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The following combining financial information for the Company is as of June 30, 2009 and December 31, 2008 and for the six month periods ended June 30, 2009, June 30, 2008 and, segregated between FMC Finance III S.A., the Company, D-GmbH, FMCH, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income and losses related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six months period ended June 30, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$1,239,674	$–	$4,676,069	$(592,364)	$5,323,379
Cost of revenue	–	–	998,405	–	3,132,100	(601,143)	3,529,362

Gross profit	–	–	241,269	–	1,543,969	8,779	1,794,017

Operating expenses (income):
Selling, general and administrative	11	34,898	86,671	(12,601)	829,429	278	938,686
Research and development	–	–	28,746	–	13,106	–	41,852

Operating (loss) income	(11)	(34,898)	125,852	12,601	701,434	8,501	813,479

Other (income) expense:
Interest, net	(360)	12,995	3,863	30,285	119,064	(16,323)	149,524
Other, net	–	(489,195)	78,971	(250,464)	–	660,688	–

Income (loss) before income taxes	349	441,302	43,018	232,780	582,370	(635,864)	663,955
Income tax expense (benefit)	101	22,083	37,485	(6,967)	224,999	(63,952)	213,749

Net Income (loss)	248	419,219	5,533	239,747	357,371	(571,912)	450,206
Net Income attributable to noncontrolling interest	–	–	–	–	–	30,987	30,987

Net income (loss) attributable to the group	$248	$419,219	$5,533	$239,747	$357,371	$(602,899)	$419,219

	For the six months period ended June 30, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$1,470,553	$–	$4,922,850	$(1,216,383)	$5,177,020
Cost of revenue	–	–	1,125,024	–	3,466,096	(1,193,285)	3,397,835

Gross profit	–	–	345,529	–	1,456,754	(23,098)	1,779,185

Operating expenses (income):
Selling, general and administrative	49	25,207	114,834	(17,290)	792,088	6,809	921,697
Research and development	–	–	27,727	–	12,045	–	39,772

Operating (loss) income	(49)	(25,207)	202,968	17,290	652,621	(29,907)	817,716

Other (income) expense:
Interest, net	(361)	(2,291)	8,666	43,279	145,149	(29,482)	164,960
Other, net	–	(458,153)	134,692	(275,613)	–	599,074	–

Income (loss) before income taxes	312	435,237	59,610	249,624	507,472	(599,499)	652,756
Income tax expense (benefit)	87	38,276	59,016	(10,201)	163,982	(14,139)	237,021

Net Income (loss)	225	396,961	594	259,825	343,490	(585,360)	415,735
Net Income attributable to noncontrolling interest	–	–	–	–	–	18,774	18,774

Net income (loss) attributable to the group	$225	$396,961	$594	$259,825	$343,490	$(604,134)	$396,961

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At June 30, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$38	$–	$45	$–	$203,619	$25,949	$229,651
Trade accounts receivable, less allowance for doubtful accounts	–	–	154,377	–	2,113,015	–	2,267,392
Accounts receivable from related parties	16,382	1,555,344	653,701	516,328	2,442,090	(5,058,828)	125,017
Inventories	–	–	212,238	–	718,474	(80,788)	849,924
Prepaid expenses and other current assets	1	80,907	36,142	150	574,549	(5,075)	686,674
Deferred taxes	–	–	–	–	312,720	22,249	334,969

Total current assets	16,421	1,636,251	1,056,503	516,478	6,374,467	(5,096,493)	4,493,627

Property, plant and equipment, net	–	262	178,081	–	2,220,090	(86,847)	2,311,586
Intangible assets	–	631	42,704	–	807,187	–	850,522
Goodwill	–	–	3,442	–	7,376,885	–	7,380,327
Deferred taxes	–	–	–	–	100,445	(23,704)	76,741
Other assets	492,900	6,820,249	1,191,905	8,855,192	(5,112,974)	(12,025,000)	222,272

Total assets	$509,321	$8,457,393	$2,472,635	$9,371,670	$11,756,100	$(17,232,044)	$15,335,075

Current liabilities:
Accounts payable	$–	$371	$25,299	$–	$338,119	$–	$363,789
Accounts payable to related parties	–	1,072,989	638,284	1,483,569	2,134,167	(5,196,586)	132,423
Accrued expenses and other current liabilities	15,869	41,912	104,152	1,146	1,154,469	(262)	1,317,286
Short-term borrowings	–	128	–	–	445,516	–	445,644
Short-term borrowings from related parties	–	–	–	–	–	(109,885)	109,885
Current portion of long-term debt and capital lease obligations	–	399	–	133,866	210,409	–	344,674
Income tax payable	249	10,003	–	–	51,745	(876)	61,121
Deferred taxes	–	855	9,896	–	24,015	(3,512)	31,254

Total current liabilities	16,118	1,126,657	777,631	1,618,581	4,358,440	(5,091,351)	2,806,076

Long term debt and capital lease obligations, less current portion	492,900	964,823	–	1,664,765	4,428,030	(3,132,214)	4,418,304
Long term borrowings from related parties	–	4,457	219,417	492,900	609,359	(1,323,884)	2,249
Other liabilities	–	115,609	5,615	–	150,257	19,832	291,313
Pension liabilities	–	3,780	105,876	–	35,619	–	145,275
Income tax payable	–	14,585	–	–	84,666	80,794	180,045
Deferred taxes	–	12,389	1,424	–	454,321	(12,345)	455,789
Company obligated mandatorily redeemable
preferred securities of subsidiary Fresenius
Medical Care Capital Trusts holding solely
Company-guaranteed debentures of subsidiary	–	–	–	–	647,569	–	647,569

Total liabilities	509,018	2,242,300	1,109,963	3,776,246	10,768,261	(9,459,168)	8,946,620

Total FMC-AG & Co. KGaA shareholders’ equity	303	6,215,093	1,362,672	5,595,424	814,477	(7,772,876)	6,215,093

Noncontrolling interest	–	–	–	–	173,362	–	173,362

Total equity	303	6,215,093	1,362,672	5,595,424	987,839	(7,772,876)	6,388,455

Total liabilities and equity	$509,321	$8,457,393	$2,472,635	$9,371,670	$11,756,100	$(17,232,044)	$15,335,075

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$23	$–	$44	$–	$220,887	$514	$221,584
Trade accounts receivable, less allowance for doubtful accounts	–	–	182,421	–	1,986,281	116	2,176,316
Accounts receivable from related parties	16,552	1,520,238	692,195	468,871	2,063,760	(4,563,284)	175,525
Inventories	–	–	182,223	–	579,069	(90,052)	707,050
Prepaid expenses and other current assets	1	82,188	28,794	50	492,486	(27)	607,399
Deferred taxes	–	–		–	300,068	24,055	324,123

Total current assets	16,576	1,602,426	1,085,677	468,921	5,642,551	(4,628,678)	4,211,997

Property, plant and equipment, net	–	272	176,148	–	2,141,527	(82,056)	2,236,078
Intangible assets	–	470	44,546	–	794,575	–	846,496
Goodwill	–	–	3,389	–	7,306,071	–	7,309,910
Deferred taxes	–	13,408	243	–	84,364	(10,590)	92,805
Other assets	492,456	6,511,354	1,207,785	8,305,121	(4,041,542)	(12,286,600)	222,390

Total assets	$509,032	$8,127,930	$2,517,788	$8,774,042	$11,927,546	$(17,007,924)	$14,919,676

Current liabilities:
Accounts payable	$–	$752	$28,714	$–	$312,167	$–	$366,017
Accounts payable to related parties	1	1,229,275	621,598	1,460,218	1,501,215	(4,538,687)	239,243
Accrued expenses and other current liabilities	15,887	37,994	104,128	1,939	1,090,189	7,159	1,288,433
Short-term borrowings	–	55,668	–	–	627,487	–	683,155
Short-term borrowings from related parties	–	–	–	–	111,232	(109,902)	1,330
Current portion of long-term debt and capital lease obligations	–	786	–	133,866	320,147	–	455,114
Income tax payable	190	13,958	–	–	71,649	(3,329)	82,468
Deferred taxes	–	1,177	7,250	–	24,395	(3,114)	28,652

Total current liabilities	16,078	1,339,610	761,690	1,596,023	4,058,481	(4,647,873)	3,144,412

Long term debt and capital lease obligations,
less current portion	492,456	635,904	–	1,519,843	4,661,662	(3,355,137)	3,954,886
Long term borrowings from related parties	–	4,388	223,332	492,456	673,561	(1,414,730)	2,493
Other liabilities	–	140,420	11,497	–	147,143	19,513	319,602
Pension liabilities	–	3,030	107,152	–	6,021	–	136,755
Income tax payable	–	42,296	–	–	86,420	43,031	171,747
Deferred taxes	–		–	–	395,375	30,924	426,299
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	–	–	–	–	640,696	–	640,696

Total liabilities	508,534	2,165,648	1,103,671	3,608,322	10,669,359	(9,324,272)	8,796,890
Total FMC-AG & Co. KGaA shareholders’ equity	498	5,962,282	1,414,117	5,165,720	1,097,683	(7,683,652)	5,962,282
Noncontrolling interest	–	–	–	–	160,504	–	160,504

Total equity	498	5,962,282	1,414,117	5,165,720	1,258,187	(7,683,652)	6,122,786

Total liabilities and equity	$509,032	$8,127,930	$2,517,788	$8,774,042	$11,927,546	$(17,007,924)	$14,919,676

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six months period ended June 30, 2009
	Issuer	Guarantors
	FMC	FMC -AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$248	$419,219	$5,533	$239,747	$357,371	$(571,912)	$450,206
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	(293,748)	–	(250,464)	–	544,212	–
Depreciation and amortization	–	698	17,226	444	207,527	(10,053)	215,842
Change in deferred taxes, net	–	25,251	3,793	–	(5,568)	5,805	29,281
Loss (Gain) on sale of fixed assets and investments	–	–	209	–	(210)	–	(1)
Compensation expense related to stock options	–	14,991	–	–	–	–	14,991
Changes in assets and liabilities, net of amounts from
businesses acquired:
Trade accounts receivable, net	–	–	(12,572)	–	(46,544)	–	(59,116)
Inventories	–	–	(42,002)	–	(76,385)	(11,337)	(129,724)
Prepaid expenses and other current and non-current assets	–	(12,035)	(10,018)	(11,995)	(65,709)	(2,957)	(102,714)
Accounts receivable from / payable to related parties	169	(170,845)	(13,494)	22,232	55,369	103,509	(3,060)
Accounts payable, accrued expenses and other current and non-current liabilities	(18)	18,849	17,692	(801)	(2,843)	3,479	36,358
Income tax payable	59	(30,687)	–	(6,967)	22,946	(97)	(14,746)

Net cash provided by (used in) operating activities	458	(28,307)	(33,633)	(7,804)	445,954	60,649	437,317

Investing Activities:
Purchases of property, plant and equipment	–	(68)	(25,546)	–	(240,416)	12,165	(253,865)
Proceeds from sale of property, plant and equipment	–	–	218	–	4,103	–	4,321
Disbursement of loans to related parties	–	2,884	84	(96,960)	–	93,992	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(10,572)	(523)	–	(80,723)	10,335	(81,483)
Proceeds from divestitures	–	12,786	–	–	918	37,214	50,918

Net cash provided by (used in) investing activities	–	5,030	(25,767)	(96,960)	(316,118)	153,706	(280,109)

Financing Activities:
Short-term borrowings, net	–	(53,191)	59,400	–	41,492	(103,619)	(55,918)
Long-term debt and capital lease obligations, net	–	291,705	–	104,764	29,102	(93,992)	331,579
(Decrease) increase of accounts receivable securitization program	–	–	–	–	(190,000)	–	(190,000)
Proceeds from exercise of stock options	–	10,359	–	–	2,386	–	12,745
Dividends paid	(443)	(231,940)	–	–	(4,852)	5,295	(231,940)
Capital (decrease) increase	–	–	–	–	(2,451)	2,451	–
Contributions from noncontrolling interest	–	–	–	–	7,013	–	7,013
Distributions to noncontrolling interest	–	–	–	–	(28,174)	–	(28,174)

Net cash (used in) provided by financing activities	(443)	16,933	59,400	104,764	(145,484)	(189,865)	(154,695)

Effect of exchange rate changes on cash and cash equivalents	–	6,344	1	–	(2,250)	1,459	5,554

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	15	–	1	–	(17,898)	25,949	8,067
Cash and cash equivalents at beginning of period	23	–	44	–	221,517	–	221,584

Cash and cash equivalents at end of period	$38	$–	$45	$–	$203,619	$25,949	$229,651

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six months period ended June 30, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$225	$396,961	$594	$259,825	$343,490	$(585,360)	$415,735
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	(211,424)	–	(275,613)	–	487,037	–
Depreciation and amortization	–	769	18,789	444	189,264	(10,402)	198,864
Change in deferred taxes, net	–	916	260	–	37,781	9,410	48,367
Loss (Gain) on sale of fixed assets and investments	–	–	51	–	(13,206)	–	(13,155)
Write-up of loans from related parties	–	(18,361)	–	–	–	18,361	–
Compensation expense related to stock options	–	14,152	–	–	–	–	14,152
Changes in assets and liabilities, net of amounts from
businesses acquired:
Trade accounts receivable, net	–	–	(20,069)	–	(141,172)	–	(161,241)
Inventories	–	–	(39,948)	–	(82,152)	18,004	(104,096)
Prepaid expenses and other current and non-current assets	–	21,001	(19,062)	(16,489)	33,900	(2,961)	16,389
Accounts receivable from / payable to related parties	1,154	(426,506)	55,651	12,539	309,583	39,042	(8,537)
Accounts payable, accrued expenses and other current and non-current liabilities	(1,204)	7,761	52,321	(5,729)	(47,084)	1,793	7,858
Income tax payable	86	(24,724)	–	(10,201)	742	21,089	(13,008)

Net cash provided by (used in) operating activities	261	(239,455)	48,587	(35,224)	631,146	(3,987)	401,328

Investing Activities:
Purchases of property, plant and equipment	–	(127)	(39,021)	–	(317,006)	12,650	(343,504)
Proceeds from sale of property, plant and equipment	–	–	747	–	10,077	–	10,824
Disbursement of loans to related parties	–	173,739	91	3,158	–	(176,988)	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(101)	(40,359)	–	(92,040)	47	(132,453)
Proceeds from divestitures	–	–	–	–	41,276	–	41,276

Net cash provided by (used in) investing activities	–	173,511	(78,542)	3,158	(357,693)	(164,291)	(423,857)

Financing Activities:
Short-term borrowings, net	–	171,653	30,064	–	(27,771)	–	173,946
Long-term debt and capital lease obligations, net	–	137,322	–	32,066	(135,322)	176,988	211,054
Redemption of trust preferred securities	–	–	–	–	(678,379)	–	(678,379)
Increase (decrease) of accounts receivable securitization program	–	–	–	–	514,000	–	514,000
Proceeds from exercise of stock options	–	8,389	–	–	1,550	–	9,939
Dividends paid	(222)	(252,395)	–	–	248	(26)	(252,395)
Capital increase (decrease)	–	–	–	–	47	(47)	–
Distributions to noncontrolling interest	–	–	–	–	(15,814)	–	(15,814)

Net cash provided by (used in) financing activities	(222)	64,969	30,064	32,066	(341,441)	176,915	(37,649)

Effect of exchange rate changes on cash and cash equivalents	–	1,029	6	–	4,237	26	5,298

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	39	54	115	–	(63,751)	8,663	(54,880)
Cash and cash equivalents at beginning of period	44	–	45	–	244,601	–	244,690

Cash and cash equivalents at end of period	$83	$54	$160	$–	$180,850	$8,663	$189,810

Quantitative and Qualitative Disclosures About Market Risk

During the period ended June 30, 2009, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. For additional information, see Item 11 on Form 20-F “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report for the year ended December 31, 2008.

Controls and Procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in a quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

Other Information

Legal Proceedings

The information in Note 8 of the Notes to Consolidated Financial Statements presented elsewhere in this report is incorporated by this reference in response to this item.

Submission of Matters to a Vote of Security Holders

The Company held its Annual General Meeting (“AGM”) in Frankfurt, Germany on May 7, 2009. Prior to the presentation of resolutions to the shareholders for vote, representation was as follows:

Out of the ordinary capital stock of EUR 293,932,036 nominal value consisting of 293,932,036 ordinary shares, 219,190,198 shares were represented, which accounted for 74.57% of the ordinary share capital.

Out of the preference capital stock, EUR 3,815,338 nominal value consisting of 136,948 preference shares were represented, which is 3.59% of the preference capital.

In total, capital stock of EUR 297,747,374 nominal value was represented with 219,327,146 shares, which is 73.66% of total capital.

Shares held by Fresenius Medical Care Management AG’s sole shareholder, Fresenius SE, were not entitled to vote with respect to Topics 3, 4 and 5 according to the German Stock Corporation Act. Shares held by members of the Supervisory Board, were not entitled to vote with respect to Topic 4 according to the German Stock Corporation Act.

The five resolutions proposed for actions by the ordinary shareholders at the AGM and the voting results thereon are set forth as follows:

		Votes
		(in percentage of shares
		actually voting)
	Resolution	In Favor	Opposed

TOPIC 1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2008	99.99%	0.01%
TOPIC 2	Resolution on the application of profit	99.98%	0.02%
TOPIC 3	Resolution on the discharge of the General Partner	99.95%	0.05%
TOPIC 4	Resolution on the discharge of the Supervisory Board	99.90%	0.10%
TOPIC 5	Election of the auditors and group auditors for the financial year 2009	99.82%	0.18%

Exhibits

Exhibit No.

10.1	Amended and Restated Receivables Purchase Agreement dated October 16, 2008 between National Medical Care, Inc. and NMC Funding Corporation (filed herewith).(1)
10.2	Fourth Amended and Restated Transfer and Administration Agreement dated as of October 16, 2008 among NMC Funding Corporation, National Medical Care, Inc. Paradigm Funding LLC, Giro Balanced Funding Corporation, Liberty Street Funding LLC, and the Bank Investors listed therein, and Bayerische Landesbank, New York Branch, and The Bank of Nova Scotia, as administrative agents, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).(1)
10.3	Amendment No. 1, dated as of July 10, 2009, to Fourth Amended and Restated Transfer and Administration Agreement dated as of October 16, 2008 among NMC Funding Corporation, National Medical Care, Inc. Paradigm Funding LLC, Giro Balanced Funding Corporation, Liberty Street Funding LLC, and the Bank Investors listed therein, and Bayerische Landesbank, New York Branch, and The Bank of Nova Scotia, as administrative agents, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).
31.1	Certification of Chief Executive Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Chief Executive Officer of the Company’s General Partner and Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101	The following materials from FMC-AG & Co. KGaA’s Quarterly Report on Form 6-K for the quarter ended June 30, 2009, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text.

(1)	Portions of these exhibits have been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission. Such redacted portions have been marked with an asterisk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 5, 2009

Fresenius Medical Care AG & Co.KGaA
a partnership limited by shares, represented by:

Fresenius Medical Care Management AG, its
general partner

By:
/s/  Dr. Ben J. Lipps
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board of the
General Partner

By:
/s/  Lawrence A. Rosen
Name:     Lawrence A. Rosen

Title:	Chief Financial Officer and member of the
Management Board of the General Partner